Exhibit 99.1

SAFE-T Announces it has Retired all Outstanding Debenture Debt

Recent Equity Financing Leads to Stronger Balance Sheet, Free of Convertible Debt with Sufficient Cash Reserves to Drive Growth

HERZLIYA, Israel, April 27, 2020 -- Safe-T® Group Ltd. (NASDAQ, TASE: SFET) (Safe-T or the Company), a provider of Secure Access solutions for on-premise and hybrid cloud environments, today announced that on April 23, 2020, the Company retired in full its outstanding debenture debt.

On April 20, 2020, the Company reported a significant decrease of approximately 93% in its liabilities of a total of $8.23 million pertaining to the convertible debentures issued in April 2019 and in subsequent convertible loan transactions undertaken by the Company. On April 23, 2020, the Company retired in full its outstanding debenture debt, including redemption premium and accrued interest.

“Full retirement of our convertible debentures represents another important milestone in the continual improvement of the Company’s balance sheet,” commented Shachar Daniel, Chief Executive Officer. “The convertible debenture facility provided us with the required financing to complete the acquisition of our IP Proxy business, which was an important market expansion of our offering portfolio. Now that we cleared the convertible debt and following our recent successful equity offering, we are in a stronger financial position with sufficient cash reserves to continue to drive revenue growth and to further fortify our position as a leading provider of secure access solutions.“

About Safe-T Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of Zero Trust Access solutions which mitigate attacks on enterprises' business-critical services and sensitive data, while ensuring uninterrupted business continuity.

Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Zero Trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling, and simple integration with our services.

With Safe-T's patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services, and networks against internal and external threats.

At Safe-T, we empower enterprises to safely migrate to the cloud and enable digital transformation.

SDP solution on AWS Marketplace is available here.

For more information about Safe-T, visit www.safe-t.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses continuing to drive revenue growth and fortifying its position as a leading provider of secured internet access solutions. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties, are not guarantees of results and should not be considered as an indication of future activity or future performance. Actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

PRESS CONTACT

Karin Tamir

Karin.Tamir@safe-t.com

T: +972-9-8666110